

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Clayton Chun
Executive Vice President, Chief Financial Officer and Treasurer
Alexander & Baldwin, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, Hawaii 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-35492**

Dear Clayton Chun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Critical Accounting Estimates, page 43

1. We note your accounting policy disclosure that you reclassify disposal groups as held for sale when the held for sale criteria are met and that you report disposal groups as discontinued operations when the discontinued operations criteria are met. Please tell us what consideration you gave to including a discussion of these criteria and how the Grace Disposal Group met them within your critical accounting estimates. In addition, please tell us how you determined the Grace Disposal Group met the held for sale and discontinued operations criteria.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction